Exhibit 99.1

Americas Silver Announces Creation of a Precious Metal Growth Company

TORONTO--(BUSINESS WIRE)--April 3, 2019--Americas Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas Silver” or the “Company”) is pleased to announce the closing of the acquisition of Pershing Gold Corporation (“Pershing”), originally announced on September 28, 2018 (the “Transaction”), and a financing package to fully-fund the development of the Relief Canyon Project (the “Project”).

Highlights

  The Committee on Foreign Investment in the United States (CFIUS) completed its review of the Transaction allowing the parties to proceed to closing
  Board of Director (“Board”) approval to commence constructing expanded mining and heap leaching facilities at the Relief Canyon Project
  Concurrent financing signed with Sandstorm Gold Ltd. (“Sandstorm”) for gross proceeds of approximately US$42.5 million to completely fund restarting mining and heap leaching at the Project
  The conversion of the C$5.5 million convertible debentures (issued in October 2018) into common shares of the Company by Mr. Pierre Lassonde and Trinity Capital Partners Corporation (“Trinity Capital”)
  Sale of option on San Felipe zinc/silver/lead deposit to Premier Gold for US$10.8 million
  Mr. Stephen Alfers appointed to the Board of Americas Silver

"The closing of the Pershing acquisition is a landmark event for Americas Silver shareholders,” said Darren Blasutti, President & CEO of Americas Silver. “The Company can immediately begin construction at Relief Canyon now that the Transaction has closed, and we have secured financing and Board approval. With Sandstorm as our financing partner, we have raised the necessary capital to fund the Project through to sustainable cash flow while adding an important strategic partner as the Company’s largest shareholder. The addition of Mr. Pierre Lassonde as a significant shareholder further strengthens and enhances confidence in the Project and the management of the Company.”

Mr. Blasutti continued, “The high-return Relief Canyon Project is anticipated to add substantial precious metal production and cash flow growth for the Company in 2020 and beyond. The gold production from the Project is expected to catalyze a re-rating of the share price and increase the liquidity of the Company’s shares as a larger, precious metal-focused company with operations focused in North America.”

Pershing Gold Transaction

The Company received notice on April 1, 2019 that CFIUS had completed its review and determined that there are no unresolved national security concerns with respect to the Transaction, satisfying the final outstanding condition to closing the Transaction following approval by the shareholders of both Americas Silver and Pershing as previously announced on January 9, 2019 (as well as other certain customary requirements). Effective immediately, Mr. Stephen Alfers, the former CEO & President of Pershing, has been appointed to the Americas Silver Board. Mr. Alfers has a distinguished thirty-year career and is nationally and internationally recognized for his expertise in natural resource development, privatization of state-owned enterprises and foreign investment. Mr. Alfers has extensive experience in private and public corporate finance, mergers and acquisitions, complex international business transactions and governmental affairs.

Under the terms of the Transaction, holders of Pershing common shares (“Pershing Shares”) received 0.715 common shares of Americas Silver (“Americas Silver Shares”) for each Pershing Share (the “Exchange Ratio”). Holders of Pershing preferred shares elected to receive either (i) new non-voting preferred shares of Americas Silver, adjusted in respect of conversion ratio and number based on the Exchange Ratio, or (ii) Americas Silver Shares based on the Exchange Ratio. Americas Silver now owns 100% of the outstanding Pershing shares with Pershing becoming a wholly-owned subsidiary of the Company. On closing of the Transaction, Americas Silver issued an aggregate of 24,849,270 Americas Silver common shares and 3,678,135 preferred shares to former Pershing shareholders on an undiluted basis.

Pershing will cease trading on NASDAQ, the Frankfurt Stock Exchange and the TSX on or about April 3, 2019. Americas Silver will continue to trade on the TSX under the symbol “USA”, on the NYSE American under the symbol “USAS” and on the Frankfurt Stock Exchange under the symbol “SZ71.”

Full details of the Transaction and certain other matters are set out in the management information circular dated December 12, 2018 (the "Information Circular"). A copy of the Information Circular filed by Americas Silver in connection with the Transaction can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Pershing shareholders who have questions are advised to contact Computershare Investor Services Inc., the depository for the Transaction at 800-274-1088 or web.queries@computershare.com.

Relief Canyon Construction Commencement

In connection with the Transaction closing, the Company’s Board gave approval to commence construction of the expanded mining and heap leaching facilities at the Project. The capital cost to develop the Project to initial gold pour is estimated to be approximately US$28-30 million with up to an additional US$8 million in working capital (primarily for pre-commercial production operating costs) required prior to the Project sustaining positive cash flow. The Company expects to achieve first gold pour from the Project in late Q4, 2019 or early Q1, 2020.

Relief Canyon is located approximately 95 miles northeast of Reno in Pershing County, Nevada. The Project includes three historic open-pit mines and a state-of-the-art, fully permitted and constructed heap-leach processing facility. The Company’s landholdings in and around Relief Canyon cover over 11,700 hectares. This land package provides the Company with the opportunity to expand the Relief Canyon Mine deposit and to explore and make new discoveries close to existing processing infrastructure.

Based on the Feasibility Study filed by Pershing on July 11, 2018, Relief Canyon is expected to have an average life of mine production of approximately 91,000 oz of gold per year over a 5.6 year mine life with an all-in sustaining cost of $801/oz Au. The Project includes gold proven and probable reserves of 635,0001 ounces, a measured and indicated resource of 789,000 ounces, and inferred resources of 45,000 ounces.

During the period prior to closing, the combined Company’s management worked diligently to further optimize the Project, including the advancement of Phase II permitting to expand the mine and heap leach facilities. On February 13, 2019, Pershing received notice from the U.S. Bureau of Land Management (“BLM”) that the Relief Canyon Phase II application was deemed technically complete. On March 14, 2019, Pershing provided BLM with an Environmental Assessment describing the impacts associated with the Phase II expansion. The BLM will prepare an Environmental Impact Study (“EIS”) that the Company expects will take approximately 12 months to complete once the BLM selects a third-party consultant to prepare the EIS and publishes a Notice of Intent in the Federal Register announcing the agency’s decision to prepare the EIS.

Concurrent Sandstorm Financing and Partnership Highlights

Concurrent with the closing and the Board’s construction commencement decision, the Company has entered into financing agreements with Sandstorm to primarily fund the construction of the Project and associated working capital. Under the terms of the US$42.5 million financing package, the Company has secured:

  a US$25 million Precious Metal Delivery and Purchase Agreement;
  a US$10 million Convertible Debenture; and
  a US$7.5 million equity placement.

“We are pleased to be partnering with Americas Silver, a rising mid-tier, precious metals producer in supporting the development of Relief Canyon, a gold heap leach project in a prospective area with exploration upside,” said Nolan Watson, President and CEO of Sandstorm. “Americas Silver has assembled an excellent operational team to build and operate Relief Canyon.”

Further Details of Sandstorm Financing

Precious Metals Delivery and Purchase Agreement

Americas Silver and Sandstorm have entered into a Metals Delivery and Purchase Agreement (the “Purchase Agreement”), pursuant to which Sandstorm has committed to fund aggregate advances of US$25 million for the construction and development of the Project against future fixed and variable deliveries of refined gold and silver. The fixed deliveries will consist of 32,022 ounces of refined gold over a period of 66 months that will commence between 12 to 18 months from the date of the Purchase Agreement (subject to extension in certain circumstances), depending on the timing of the first gold pour. Beginning 60 months after the commencement of the fixed delivery period, variable deliveries will commence requiring Americas Silver to sell and deliver refined gold and silver equivalent to 4% of the production from the Project. For the variable deliveries, Sandstorm will pay the Company a cash price of between 30% and 65% of the market price of gold and silver sold and delivered depending on the area mined. No cash price is payable by Sandstorm for the fixed deliveries. Americas Silver may elect to reduce the variable delivery amount under the Purchase Agreement from 4% to 2% of production by delivering the metal repurchase price (initially 4,000 ounces of refined gold, increasing at a rate of 10% compounded annually).

The US$25 million advance is conditional upon, among other things, commencement of construction of the Project and the associated development plan and operational contracts.

Americas Silver and its subsidiaries, Pershing and Gold Acquisition Corp. (“GAC”) (the direct owner of the Project) have provided security, in the form of first ranking pledges of the shares of Pershing and GAC, guarantees from Pershing and GAC, and a first ranking security interest over all of the property and assets of GAC (other than assets which do not relate to the Project), for the performance of the obligations under the Purchase Agreement.

Equity Investment

As part of the financing package, Sandstorm has entered into a subscription agreement to purchase US$7.5 million of Americas Silver Shares based on 5-day volume weighted average price of Americas Silver shares. The private placement is subject to standard conditions precedent, including, but not limited to, the approval of the Toronto Stock Exchange and the NYSE American.

Royalty on Surrounding Property

As part of the financing package, Pershing and two of its subsidiaries have granted a royalty over certain properties owned by these entities in the area surrounding the Relief Canyon Project to a wholly-owned subsidiary of Sandstorm. Royalty rates vary between 1.4% and 2.8% of net smelter returns (“NSR”) depending on existing royalty obligations on the various claims. In the event the buy-down right described above is exercised, the royalty obligations on all claims will be reduced to 1% NSR.

Sandstorm Convertible Debenture

Americas Silver issued a convertible debenture (the “Sandstrom Convertible Debenture”) to Sandstorm, in an amount of up to US$10 million in aggregate. The Sandstorm Convertible Debenture bears interest at a rate of 6.0% per annum, has a maturity date of April 3, 2023 and is repayable by the Company at its option, prior to maturity. The principal amount outstanding under the Sandstorm Convertible Debenture is convertible at any time at Sandstorm’s option, into common shares of Americas Silver at a conversion price of US$2.14 per share, being a 35% premium to the 5-day volume weighted average price of an Americas Silver Share at the time of issuance, subject to typical anti-dilution provisions. The obligations of the Company under the Sandstorm Convertible Debenture are secured by pledges of the shares of Pershing and GAC. The Company intends to fully draw upon the Convertible Debenture on closing of the Transaction.

Conversion of Outstanding June 2019 Debentures

The Company previously issued C$5.5 million of convertible debentures to Pierre Lassonde and Trinity Capital in October 2018 in connection with the Transaction (the “Debentures”). The parties have agreed to convert all the Debentures into common shares of the Company in accordance with the terms of the agreement. The net proceeds of the Debentures were used by Americas Silver to fund a US$4.0 million short term secured first lien convertible loan to Pershing Gold in connection with the Acquisition in order to address Pershing’s near-term working capital requirements.

Sale of San Felipe Option to Premier Gold

The Company has agreed to sell its option on the San Felipe zinc/silver/lead project in Sonora, Mexico (“San Felipe”) to a subsidiary of Premier Gold Mines Limited (“Premier”) for US$10.8 million. The payment schedule from Premier consists of an initial US$7 million payable on the closing of the transaction with the remaining US$3.8 million payable over two milestones equally triggered by (i) commencing construction at San Felipe; and (ii) commercial production. Under the terms of the agreement, Premier would assume the obligations of Americas Silver under the option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild” or the “Optionor”). Premier owns the Mercedes mine near the San Felipe project with a 2,000 tonne per day operating mill.

The proceeds of the sale would allow the Company to fully recover its investment in San Felipe. In addition, the funds add balance sheet strength and better position the Company to execute on its near-term growth and optimization strategies. The sale is subject to certain standard conditions, including the consent of the Optionor.

Capital Structure Update

Subsequent to the Transaction closing, the Sandstorm equity placement, and the conversion of the Debentures, the Company is expected to have approximately 77,789,466 basic common shares and 3,678,135 non-voting preferred shares outstanding on a pro-forma basis.

Conference Call

The Company will hold a conference call to discuss the Relief Canyon construction commencement and Sandstorm financing details on April 4, 2019 at 8:30am EDT. A new investor presentation will be available on the Company’s website prior to the call. The call-in details are as follows:

Local and international: +1 (416) 981-9004
Canada and US toll-free: +1-800-954-0584
Participant URL: https://cc.callinfo.com/r/1ltruftldam1q&eom

About Americas Silver Corporation

Americas Silver is a precious metal mining company focused on growth from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA. The Company is building the fully funded Relief Canyon Project, near Reno, Nevada and expects first gold pour in the fourth quarter of 2019. For further information, please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, Americas Silver’s financing efforts; construction, production, and development plans at the Relief Canyon Project and performance expectations for the Project and impact on Americas Silver’s financial performance; and the estimated construction timeline and costs for the Relief Canyon Project; the estimated timeline for environmental approvals for the second phase of the Relief Canyon Project; and the impact of the Transaction on the liquidity of the Company’s shares. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the Sandstorm financing, risks and uncertainties include the ability of the Company and its subsidiaries to fulfill the conditions to drawing the available funds under the Purchase Agreement and Convertible Debenture and the potential for, and consequences of, default thereunder. With respect to the business of Americas Silver, these risks and uncertainties include interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop, complete construction and operate the Relief Canyon Project; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Pershing Gold’s filings with the SEC, including the Annual Report on Form 10‐K for the year ended December 31, 2017 and the Proxy Statement of Pershing Gold dated November 29, 2018, and in Americas Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC, including the management information circular of Americas Silver dated December 4, 2018. Americas Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Silver does not give any assurance (1) that Americas Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas Silver, the Transaction, the Sandstorm financing package, the combined Company or other matters attributable to Americas Silver or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.

1 For notes related to mineral reserves please refer to the company’s website at www.americassilvercorp.com.

CONTACT:
Darren Blasutti
President and CEO
Americas Silver Corporation
416‐848‐9503